Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Penford Corporation:
We consent to the incorporation by reference in the registration statements (Nos. 333-167010 and 333-104509) on Form S-3 and registration statements (Nos. 333-133160, 333-92356, 333-23433, 033-58799, 033-88946, 33-37553, and 2-94198) on Form S-8 of Penford Corporation and subsidiaries of our report dated November 11, 2010 with respect to the consolidated balance sheet of Penford Corporation and subsidiaries as of August 31, 2010, and the related consolidated statements of operations and comprehensive income (loss), cash flows, and shareholders’ equity for the year ended August 31, 2010, and the effectiveness of internal control over financial reporting as of August 31, 2010, which report appears in the August 31, 2010 annual report on Form 10-K of Penford Corporation and subsidiaries.
/s/ KPMG LLP
Denver, Colorado
November 11, 2010